VIA EDGAR

July 26, 2018

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Registration Statements on Form F-3

File Nos. 333-225158 and 333-225163

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brookfield Property Partners L.P. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statements on Form F-3, as amended (the “Registration Statements”) to become effective on July 31, 2018, at 12:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date. Once the Registration Statements have been declared effective, please orally confirm that event with our legal counsel, Torys LLP, by calling Mile T. Kurta at (212) 880-6363.

Sincerely,

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary